Exhibit 10 (k)
STRATOS GLOBAL CORPORATION
Adopted with effect from February 17, 2005

PERFORMANCE SHARE UNIT PLAN

1.	PURPOSE AND DEFINITIONS
1.1	Title.

The Plan herein described shall be called the “Stratos Global Corporation Performance Share Unit Plan”.

1.2	Purpose of the Plan.

The purposes of the Plan are:
1.2.1.1	to promote further alignment of interests between key employees and the shareholders of the Corporation;

1.2.1.2	to allow eligible employees of the Corporation to participate in the success of the Corporation;

1.2.1.3	to assist the Corporation to attract and retain individuals with experience and ability; and

1.2.1.4	to provide a compensation system for key employees that is reflective of the responsibility, commitment and risk accompanying their role.
1.3	Definitions.

“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules.

“Award Date” of a Performance Share Unit means the date on which the performance criteria set forth in the applicable Grant Agreement have been met.

“Board” means the Board of Directors of the Corporation.

“Committee” means the Compensation Committee of the Board or such other committee of the Board which may be appointed by the Board to, inter alia, interpret, administer and implement the Plan.

“Corporation” means Stratos Global Corporation and any successor corporation whether by amalgamation, merger or otherwise.

“Disability” means the Participant’s physical or mental long-term inability to substantially fulfil his duties and responsibilities on behalf of the Corporation or, if applicable, a Subsidiary, in respect of which the Participant commences receiving, or is eligible to receive, long-term disability benefits under the Corporation’s or a Subsidiary’s long-term disability plan.

“Eligible Person” means such employees of the Corporation or a Subsidiary as the Board may designate from time to time as eligible to participate in the Plan.

“Fair Market Value” means, with respect to an Awarded Share Unit on any particular date, the average volume weighted trading price per Share on the TSX over the applicable Trading Period or, in the event that the Shares are not listed and posted for trading on the TSX, or any Stock Exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Corporation in its discretion, acting reasonably and in good faith.

“Fiscal Year” means a fiscal year of the Corporation.

“Grant Agreement” means an agreement between the Corporation and a Participant under which a Performance Share Unit is granted, as contemplated by section 3.1, together with such amendments, deletions or changes thereto as are permitted under the Plan.

“Grant Date” of a Performance Share Unit means the date a Performance Share Unit is granted to a Participant under the Plan.

“including” means including without limitation.

“Independent Broker” means a registered broker which is independent under Stock Exchange Rules.

“Outstanding Performance Share Unit” has the meaning ascribed thereto in section 4.2.

“Participant” means an Eligible Person who agrees to participate in the Plan and on the terms set forth in a Grant Agreement who receives a grant of Performance Share Units under the Plan.

“Payout” means, with respect to each Vested Share Unit, one Share or, in the discretion of the Corporation, a cash payment equal to the Fair Market Value of such Vested Share Unit on the Vesting Date.

“Payout Date” means a date selected by the Corporation, in accordance with and as contemplated by section 5.1 or section 5.2 as applicable.

“Performance Share Unit” means a unit credited by means of an entry on books of the Corporation to a Participant pursuant to the Plan, representing the right to receive for each Vested Share Unit one Share or, in the discretion of the Corporation, a cash payment equal to the Fair Market Value thereof, at the time, in the manner, and subject to the terms, set forth in the Plan.

“Plan” means this Stratos Global Corporation Performance Share Unit Plan, as amended from time to time.

“Reorganization” means (i) an offer for Shares, where the Shares subject to the offer, together with the offeror’s Shares and Shares of any person or company acting jointly or in concert with the offeror, constitute in the aggregate 20% or more of the Shares; (ii) any person(s) becomes the beneficial owner of Shares, directly or indirectly and together with the Shares of any person or company acting jointly or in concert with such person, representing more than 20% of either the total economic value of the Shares or the total voting power of the Corporation, provided that such person(s) shall be deemed to have “beneficial ownership” of all Shares that any such person(s) have the right to acquire, whether such right is exercisable immediately or only after the passage of time, unless another person has previously acquired and continues to hold Shares that represent a greater percentage than the first-mentioned person(s); (iii) a merger, consolidation, amalgamation, arrangement, plan of arrangement or similar transaction with respect to which persons, who were the beneficial owners of the Shares immediately prior to such transaction, own less than 20% of the Shares or 20% of the outstanding voting securities of the surviving or resulting corporation upon the consummation of such transaction, (iv) a sale or license by the Corporation of all or substantially all of its assets to another corporation which is not a wholly-owned subsidiary or (v) such other transaction as the Board, acting in its sole discretion, deems to be a Reorganization.

“Share” means a Common Share of the Corporation and such other share into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed or as may be substituted therefor as a result of amendments to the articles of the Corporation, a Reorganization or otherwise, including any rights that form a part of the Common Share or substituted share.

“Share Unit Account” has the meaning ascribed thereto in section 4.1.

“Stock Exchanges” means the TSX and any other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then the over-the-counter market.

“Stock Exchange Rules” means the applicable rules of the Stock Exchanges.

“Subsidiary” means a subsidiary of the Corporation as defined by the Canada Business Corporations Act.

“Termination With Cause” means the termination for cause of an Eligible Person, as determined by the Corporation in its sole and absolute discretion.

“Trading Day” means any date on which the applicable Stock Exchange is open for the trading of Shares and on which at least a board lot of Shares actually traded.

“Trading Period” means that period of five Trading Days as shall be determined by the Board, which shall generally be the period of five Trading Days following the release of the year end financial statements of the Corporation.

“Trustee” means such person or persons as may from time to time be appointed by the Corporation as trustee.

“Trust Fund” means a trust fund established by the Corporation under section 5.6 for the purpose of purchasing Shares to make Payouts in that form in respect of Performance Share Units granted pursuant to the Plan.

“TSX” means The Toronto Stock Exchange.

“Unawarded Share Units” has the meaning ascribed thereto in section 4.4.

“Vesting Date” means the date the Performance Share Units of a Participant become Vested Share Units in accordance with Article 3.

“Vested Share Units” has the meaning ascribed thereto in section 3.5.

1.4	Gender, Singular, Plural. In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require.

1.5	Governing Law. The Plan shall be governed and interpreted in accordance with the laws of the Province of Ontario and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of Ontario.

1.6	Severability. If any provision of the Plan or part hereof is determined to be void or unenforceable all or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

1.7	Headings, Sections. Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

1.8	Currency. Except where expressly provided otherwise, all references in the Plan to currency refer to the lawful currency of the United States of America. Any conversion from Canadian dollars to U.S. dollars hereunder shall be calculated by taking the product obtained by multiplying the Canadian dollar amount by the noon spot rate exchange rate, as reported by the Bank of Canada on the business day immediately prior to the date of determination.

2.	EFFECTIVE DATE
2.1	Effective Date. The Corporation is establishing the Plan, effective on February 17, 2005.
3.	PERFORMANCE SHARE UNIT GRANTS AND PERFORMANCE PERIODS
3.1	Grant of Performance Share Units. The Corporation may grant Performance Share Units to an Eligible Person or Eligible Persons in such number and at such times as the Corporation may, in its sole discretion, determine, as a mechanism to focus management on creating shareholder value in the Corporation. Each grant and the participation of an Eligible Person in the Plan shall be evidenced by a written agreement between the Corporation and the Eligible Person in the form approved by the Committee. An Eligible Person who receives a grant of Performance Share Units and enters into such written agreement shall be a Participant under the Plan.

3.2	Performance Share Units. Each Performance Share Unit will give the Participant the right to receive, with respect to each such Performance Share Unit which has become a Vested Share Unit pursuant to the provisions of the Plan and in accordance with and subject to the terms of the Grant Agreement relating to such Performance Share Unit, one Share or, in the discretion of the Corporation, a cash payment equal to the Fair Market Value of such Performance Share Unit.

3.3	Performance Criteria and Vesting. Subject to the terms of the Plan, the Corporation shall set forth in each Grant Agreement the performance criteria relating to the Corporation or a Subsidiary or business unit thereof and the time vesting conditions which shall attach to any Performance Share Units granted hereunder.

3.4	Other Terms and Conditions. Subject to the terms of the Plan, the Corporation may determine other terms or conditions of any Performance Share Units which shall be set out in the Grant Agreement, including:
3.4.1	any additional conditions with respect to the vesting of Performance Share Units, in whole or in part, or the payment of cash or the provision of Shares under the Plan, in respect of Vested Share Units;

3.4.2	restrictions on the re-sale of Shares including escrow arrangements;

3.4.3	the ability to apply Performance Share Units that result in the ownership of Shares to the Corporation’s share retention policy; and

3.4.4	any other terms and conditions the Corporation may in its discretion determine.
The conditions may relate to all or a portion of the Performance Share Units in a grant and may be graduated such that different percentages (which may be greater or lesser than 100%) of the Performance Share Units in a grant will become vested depending on the extent of satisfaction of one or more such conditions.
The Corporation may, in its discretion, subsequent to the Grant Date of a Performance Share Unit, waive any such term or condition or determine that it has been satisfied.
3.5	Vesting. Performance Share Units granted to a Participant under section 3.1 in respect of a year, including any dividend equivalent Performance Share Units granted to the Participant in respect of such Performance Share Units pursuant to section 4.2, shall vest in accordance with the vesting conditions in section 3.3 and if applicable section 3.4 and shall become payable in accordance with Article 5. Except where the context requires otherwise, each Performance Share Unit which is vested pursuant to the vesting conditions in section 3.3 and if applicable section 3.4 and each additional Performance Share Unit which is granted pursuant to section 4.2 in respect of such Performance Share Units shall be referred to herein as a “Vested Share Unit” and collectively as “Vested Share Units”. Performance Share Units which have been granted to a Participant and which do not vest in accordance with this Article 3 shall be cancelled and the Participant will have no further right, title or interest in such Performance Share Units.

3.6	No Certificates. No certificates shall be issued with respect to Performance Share Units.

3.7	No Rights to Shares. Performance Share Units are not Shares and the grant of Performance Share Units shall not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.
4.	ACCOUNTS, DIVIDEND EQUIVALENTS AND REORGANIZATION
4.1	Share Unit Account. An account, to be known as a “ Share Unit Account” shall be maintained by the Corporation for each Participant and will be credited with such notional grants of Performance Share Units as are received by a Participant from time to time pursuant to sections 3.1 and, if applicable, section 4.2. Performance Share Units that fail to vest in a Participant pursuant to Article 3, or in respect of which the Participant or his legal representative receives a Payout, shall be cancelled and shall cease to be recorded in the Participant’s Share Unit Account as of the date on which such Performance Share Units fail to vest or the Payout is made, as the case may be.

4.2	Dividend Equivalent Performance Share Units. Whenever cash dividends are paid on the Shares, additional Performance Share Units will be credited to the Participant’s Share Unit Account in accordance with this section 4.2. The number of such additional Performance Share Units will be calculated by dividing the cash dividends that would have been paid to such Participant if the Performance Share Units recorded in the Participant’s Share Unit Account for which the performance criteria set forth in the applicable Grant Agreement have been met (the “Outstanding Performance Share Units”) as at the record date for the dividend had been Shares by the Fair Market Value on the date on which the dividends are paid on the Shares. Fractional Performance Share Units may thereby be created. Performance Share Units credited under this section 4.2 shall vest when and to the extent the Outstanding Performance Share Units in respect of which such Performance Share Units have been credited vest, as contemplated by section 3.5.

4.3	Adjustments. In the event of any stock dividend, stock split, combination or exchange of shares, reclassification, Reorganization, consolidation, spin-off or other distribution (other than normal cash dividends) of Corporation assets to shareholders, or any other similar changes affecting the Shares, proportionate adjustments to reflect such change or changes shall be made with respect to the number of Performance Share Units outstanding under the Plan, all as determined by the Corporation in its sole discretion.

4.4	Reorganization. Unless otherwise determined by the Corporation in any other agreement with a Participant, in the event of a Reorganization or proposed Reorganization, subject to Stock Exchange Rules:
4.4.1	in respect of Performance Share Units for which the performance criteria in Schedule A of the applicable Grant Agreement have been met, the Corporation shall make a Payout, in respect of, and cancel, such Performance Share Units upon giving to any Participant to whom such Performance Share Units have been granted at least 10 days’ written notice of its intention to do so, and the Payout in respect of such Performance Share Units shall be made in accordance with Article 5, without regard to the vesting provisions attached to such Performance Share Units; and

4.4.2	in respect of Performance Share Units for which the performance criteria in Schedule A of the applicable Grant Agreement have not been met (the “Unawarded Share Units”), the Corporation shall make a Payout in respect of, and cancel, such Unawarded Share Units upon giving to any Participant to whom such Unawarded Share Units have been granted at least 10 days’ written notice of its intention to do so, which Payout shall be equal to the product of the Fair Market Value of the Unawarded Share Units and a fraction, the numerator of which shall be the number of days from the Grant Date to the business day immediately prior to the date of completion of the Reorganization and the denominator of which shall be the number of days from the Grant Date to the Vesting Date (assuming there are no performance criteria that need to have been met in order to commence the applicable vesting period).
If for any reason the Reorganization is not completed, the Corporation shall revoke any Payout that has been made pursuant to this section 4.4. The

Corporation shall exercise such revocation by notice in writing to the Participant and the Performance Share Units and Unawarded Share Units shall thereafter continue to be allocated to the Participant in accordance with their terms and no Payout or distribution of securities pursuant to this section 4.4 shall be made.
5.	PAYMENT OF PERFORMANCE SHARE UNIT AWARDS
5.1	Participant Continuing as an Eligible Person. Each Participant who continues to be an Eligible Person on a Vesting Date shall receive a Payout for each Vested Share Unit, less withholding tax and other required source deductions. Such Payout shall be made to the Participant, his beneficiary, or his legal representative, as applicable, as soon as practicable and in any event within 120 days of the Vesting Date. For greater certainty, no interest shall accrue to, or be credited to, the Participant on any amount payable under the Plan.

5.2	Termination Without Cause, Disability or Death. Unless otherwise determined by the Corporation in respect of a grant of Performance Share Units as reflected in the Grant Agreement or any other agreement with a Participant or unless otherwise determined by the Board, if a Participant ceases to be an Eligible Person by reason that the Corporation has determined that a Participant has a Disability, death, or by reason of termination without cause by the Corporation or a Subsidiary, after the Award Date and prior to a Vesting Date or Vesting Dates, the Participant, his beneficiary or his legal representative, as applicable, shall be entitled to each Payout (if any), less withholding tax and other required source deductions, to which the Participant would have been entitled had he continued to be an Eligible Person throughout to each such Vesting Date and then prorated to reflect the actual period(s) between the Award Date and the date the Participant ceased to be an Eligible Person by reason of Disability, death or termination without cause, as applicable. Such payment(s) shall be made to the Participant or to his legal representative, as applicable, as soon as practicable and in any event within 120 days of such Vesting Date. Any Performance Share Units recorded in such Participant’s Share Unit Account not vested (including after giving effect to this section 5.2) shall be cancelled without payment.

5.3	Ceasing to be an Eligible Person During Performance Period. Unless otherwise determined by the Corporation in respect of a grant of Performance Share Units as reflected in the Grant Agreement or any other agreement with a Participant, if a Participant ceases to be an Eligible Person for any reason, including any termination with cause by the Corporation or any Subsidiary, or by resignation and other than by reason of Disability or death or Termination With Cause by the Corporation or Subsidiary, the Participant will not be entitled to any payment of Performance Share Units which are not Vested Share Units at the time the Participant ceases to be an Eligible Person. Any such Performance Share Units recorded in a Participant’s Share Unit Account shall be cancelled without payment.

5.4	Whole Number of Shares. The number of Shares to be issued or provided shall be equal to the whole number of Performance Share Units subject to the Payout. Where the number of Performance Share Units allocated would result in the provision of a fractional Performance Share Unit in the form of a fractional Share, the number of Performance Share Units to be provided in the form of Shares shall be rounded down to the next whole number of Performance Share Units. No fractional Shares shall be provided nor shall cash be paid at any time in lieu of any such fractional interest. Any such fractional interests of a Performance Share Unit which, together with other fractional interests, form a whole Performance Share Unit, shall be provided in the form of a Share as part of the Performance Share Units to be provided to the Participant on the next applicable Vesting Date, if any.

5.5	Share Purchases. Any purchases of Shares pursuant to the Plan shall be made on the open market by a trustee appointed for this purpose using an Independent Broker. Any such designation may be changed from time to time.

5.6	Contributions to Trust Fund. The Corporation may establish a Trust Fund and may from time to time, on its own behalf and on behalf of its Subsidiaries, make contributions to the Trust Fund in such amounts and at such times as may be specified by the Corporation for the purpose of funding, in whole or in part, the purchase of Shares in the open market to make Payouts in respect of Performance Share Units which become payable to Eligible Persons pursuant to the Plan. If and to the extent the Trust Fund holds Shares pending Payouts under the Plan, the Trustee shall exercise all rights relating to the Shares.
6.	ADMINISTRATION
6.1	Committee. Unless otherwise determined by the Board, the Plan shall be administered by the Committee and actions or determinations to be taken by the Corporation shall be taken by the Committee.

6.2	Delegation. The Committee may also delegate to any director, officer or employee of the Corporation such duties and powers relating to the Plan as it may see fit. The Corporation may also appoint or engage the Trustee or a trustee, custodian or administrator to administer or implement the Plan.

6.3	Compliance with Laws and Policies. Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant will, at all times, act in strict compliance with Applicable Law and any policies of the Corporation applicable to the Participant in connection with the Plan. Such laws, regulations, rules and policies shall include, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

6.4	Subject to Law. The Corporation’s grant of any Performance Share Units or the obligation of the Corporation or any Subsidiary to provide any Shares or to make any payments hereunder is subject to compliance with Applicable Law. As a condition of participating in the Plan, each Participant agrees to comply with all such Applicable Law and agrees to furnish to the Corporation all information and undertakings as may be required to permit compliance with Applicable Law.

6.5	Withholdings. The Corporation or a Subsidiary may withhold or cause to be withheld from any amount payable to a Participant, either under this Plan or otherwise, such amount as may be necessary so as to ensure that the Corporation or any Subsidiary will be able to comply with the applicable provisions of any law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. The Corporation or any Subsidiary shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling, or directing the Trustee or any other trustee, custodian or administrator to retain, hold or sell, any Shares which would otherwise be provided to a Participant hereunder. The Corporation in its discretion may condition the grant of a Performance Share Unit or the distribution of a Payout on the Participant making satisfactory arrangements for the withholding of tax or other required deductions.

6.6	Statements. The Corporation shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of his or her Performance Share Units including the Grant Date, the Vested Share Units and the unvested Performance Share Units held by each Participant. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Corporation within 30 days after such statement is given to the Participant.

6.7	Notices. Any payment, notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him or her shall be given by:
6.7.1	delivering it personally to the Participant or to the person claiming or deriving rights through him or her, as the case may be; or

6.7.2	mailing it postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Participant in the Corporation personnel records.
Any payment, notice, statement, certificate or other instrument required or permitted to be given to the Corporation shall be given by mailing it postage paid (provided that the postal service is then in operation), delivering it to the Corporation at its principal address, or (other than in the case of a payment) sending it by means of facsimile or similar means of electronic transmission, to the attention of the Corporate Secretary and Corporate Treasurer or any such person as the Committee may designate.
Any payment, notice, statement, certificate or other instrument referred to in this section 6.7, if delivered, shall be deemed to have been given or delivered on the date on which it was delivered, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second business day following the date on which it was mailed and if by facsimile or similar means of electronic transmission, on the next business day following transmission.
6.8	No Additional Rights. Neither designation of an employee as an Eligible Person nor the grant of any Performance Share Units to any Eligible Person or Participant entitles any Eligible Person or Participant to the grant, or any additional grant, as the case may be, of any Performance Share Units under the Plan.

6.9	No Employment Rights. Nothing herein contained shall be deemed to give any person the right to be retained as an employee of the Corporation or of a Subsidiary. For greater certainty, a period of notice, if any, or payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment for the purposes of the Plan.

6.10	Participation Voluntary. Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any employee’s employment with the Corporation or a Subsidiary.

6.11	No Trust. The Plan shall be an unfunded obligation of the Corporation. Neither the establishment of the Plan nor the grant of any Performance Share Units or the setting aside of any funds by the Corporation (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. Legal and equitable title to any funds set aside for the purposes of the Plan shall remain in the Corporation and no Participant shall have any security or other interest in such funds. Any funds so set aside shall remain subject to the claims of creditors of the Corporation present or future. Amounts payable to any Participant under the Plan shall be a general, unsecured obligation of the Corporation. The right of the Participant to receive payment pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.

6.12	Amendment, Termination. From time to time the Corporation may, in addition to its powers under the Plan, add to or amend any of the provisions of the Plan or suspend or terminate the Plan or amend the terms of any Performance Share Units granted under the Plan; provided, however, that (i) any approvals required under any Applicable Law are obtained, and (ii) no such amendment or termination shall be made at any time which has the effect of adversely affecting the existing rights of a Participant under the Plan with respect to Performance Share Units that have been granted to them under the Plan without his or her consent in writing. Upon the termination of the Plan, in whole or in part, the Corporation shall, in its discretion, determine whether the outstanding Performance Share Units (including Vested Share Units and unvested Performance Share Units) or a portion thereof credited to a Participant affected by the termination shall be redeemed and paid out in a lump sum cash payment net of any applicable withholdings or held for the credit of the Participant and redeemed and paid out at a later date in accordance with the terms of the Plan and the applicable Grant Agreement in effect immediately prior to the termination of the Plan.
6.13	Administration Costs. The Corporation will be responsible for all costs relating to the administration of the Plan.

6.14	Interpretation. The determination by the Corporation of any question which may arise as to the interpretation or implementation of the Plan or any of the Performance Share Units or Awarded Share Units granted or awarded hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

6.15	Notice Periods. Unless otherwise determined by the Corporation, neither any period of notice, if any, nor any payment in lieu thereof, or combination thereof, upon termination of employment of a Participant by the Corporation or a Subsidiary shall be considered as extending the period of employment for the purposes of the Plan, including without limitation for the purposes of sections 5.2 and 5.3.
7.	ASSIGNMENT
7.1	Assignment. The assignment or transfer of the Performance Share Units, or any other benefits under this Plan, shall not be permitted other than by operation of law.

7.2	Beneficiaries and Claims for Benefits. Subject to the requirements of Applicable Law, a Participant may designate in writing a beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Corporation may from time to time determine.